UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

     Schedule 13E-3 [ss.240.13e-3], Rule 13e-3 Transaction Statement Pursuant to
Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [ss.240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           [Amendment No.____________]


                                 World Wide Limited.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                                 World Wide Limited.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

           American Depository Receipts, Par Value BAH $2.86 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981535206
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                World Wide, Limited., West Wind Bldg., P.O. Box 1380,
                      Cayman Islands, British West Indies
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)
Copies to: Philip G. Feigen, Cheri C. Bennett Patton Boggs LLP, 2550 M Street, NW, Washington, D.C. 20037

This statement is filed in connection with (check the appropriate box):

|_| a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the

     Securities Exchange Act of 1934.

|_|  b. The filing of a registration statement under the Securities Act of 1933.

|_|  c. A tender offer.

|X|  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_| Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee

     $53,053                                                       $4.30
--------------------------------------------------------------------------------
* Determined under Rule 0-11(b) for the rate applicable to the repurchase of securities in Section 13(e) transactions

SEC 1893-A (8-03)   Persons who respond to the collection of information
                    contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Summary Term Sheet. [Item 1001]


This summary term sheet highlights important information from this schedule relating to the proposed transaction:

The Filing Persons (see Item 3 of this Schedule):

     o    World Wide Limited. (the "Company")

     o    The executive officers, directors and control persons of the Company

The Reverse Split (see Items 4, 6 and 7 of this Schedule):

     o The Company is engaging in a 1-for-100 reverse split of its American Depositary Shares ("ADRs"). Holders of less than one share after the reverse split will be "cashed out" resulting in a decrease in the number of holders of the Company's ADRs to below 300 holders. In addition, the par value of the ADRs will be increased proportionately in order to maintain the current stated capital. The transaction is being entered into for the purpose of terminating the registration of its ADRs and formally ceasing the Company's reporting obligations with the Securities and Exchange Commission ("SEC").

Position of the Board of Directors and the Filing Persons as to the Fairness of the Transaction (see Item 8 of this Schedule)

     o The Board of Directors of the Company and each of the filing persons has determined that the transaction is fair and in the best interests of the Company and its shareholders, including the unaffiliated shareholders that will be "cashed out" as a result of the transaction.

Source of Funds (see Item 10 of this Schedule)

     o The Company will use working capital to pay the compensation to the holders of fractional shares after the transaction is effected.

U.S. Federal Income Tax Consequences (see Item 7 of this Schedule)

     Generally, the cash received by fractional holders will be taxed to the holder. See Item 7(d) for a more specific discussion of these tax consequences. The company, however is not providing individual tax advice and urges individual holders to consult their own tax advisors to fully understand the impact of the transaction on each holder's tax situation.

Item 2. Company Information. [Item 1002]

(a) Name and Address:

     The Company's business name, address and telephone number are as follows:

     World Wide Limited.
     West Wind Building
     P.O. Box 1380
     Cayman Islands
     British West Indies
     (345) 949-4216

(b) Securities:

     As of November 17, 2003 there were 476,369 shares of the Company's American Depository Receipts ("ADRs") outstanding.

(c) The Company's shares are traded in the United States over-the-counter securities market in the form of ADRs, issued by Registrar and Transfer Company and each secured by one share of the Company's stock. Both the United States and non-United States trading markets for the ordinary shares of the Company totaled 641,480 shares during the year ended January 31, 2003. Of that amount, 476,369 shares were ADRs.

     Sales prices during each quarterly period during the last two full fiscal years ended January 31, 2003 and 2002, are set forth in the following table:

For the year ended January 31,             High          Low
2003:

First Quarter                             12.20        12.10
Second Quarter                            13.50        12.20
Third Quarter                             12.60        12.35
Fourth Quarter                            10.65        10.55

January 31, 2002:
First Quarter                             11.50         9.50
Second Quarter                            13.75         9.75
Third Quarter                             13.50        11.37
Fourth Quarter                            12.10        11.50

As of July 2, 2003, there were approximately 420 holders of record of the Company's ADRs and 14 holders of the Company's ordinary shares.

(d)  Dividends:

     Cash dividend declared per common share:

                           2003             2002
                           ----             ----

                           $1.00            $5.25

     The Company's dividend distribution policy is that dividends are declared at the sole discretion of the Board of Directors, when and if possible, out of the Company's profits.

(e)  Prior Public Offerings:

     Not applicable.

(f)  Prior Stock Purchases:

     Ivan Ebanks purchased 50,000 ordinary shares for a total of $250,000 which was loaned to him by the Company. See Item 5 for further information.

Item 3. Identity and Background of Filing Person. [Item 1003(a) through (c)]


(a)  Name and Address:

     World Wide Limited.
     West Wind Building
     P.O. Box 1380
     Cayman Islands
     British West Indies
     (345) 949-4216

(b)  Business Background of Entities:

     World Wide Limited (the "Company") was incorporated on July 30, 1952 in the Commonwealth of the Bahamas where no income or capital gains taxes are levied. The Company's principal activity is the leasing of its commercial real estate located in the Cayman Islands.

     The consolidated financial statements include the accounts of World Wide Limited and its wholly-owned subsidiary West Wind Holdings Limited.

     The Company holds approximately 74,200 square feet of commercial building space for rent in the Cayman Islands. Approximately 76% of total square feet were occupied by tenants at January 31, 2003.

     The Company has not been convicted in a criminal proceeding in the past five years or at all and was not a party to any judicial or administrative proceedings during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)  Business and Background of Natural Persons:


                                Position with         Director    Business Experience During
        Name                        Company            Since        Past Five Years, Country
        ----                        -------            -----        ------------------------

William McP. Christie       Director and Secretary     1954       Since 1954, Mr. Christie has been the Secretary and director of World Wide Limited. In December 1991, he retired from the law firm of Higgs and Johnson and assumed the Management of H.G.
                                                                  Christie Ltd. which he inherited in 1978 from the late Hon.
                                                                  Frank H. Christie.



H. Bradley Armstrong        Director and President*    1997       Since 1997, director of World Wide Limited in George Town,
                                                                  Grand Cayman where he provides direction for daily
                                                                  operations of rental properties located in George Town,
                                                                  Grand Cayman and is responsible for policymaking within the company. Since 1992, Mr. Armstrong has been a director of
                                                                  Kern Valley Healthcare District in Lake Isabella, CA , an
                                                                  acute care hospital with a skilled nursing facility with
                                                                  in-house Emergency, Lab, Radiology and Surgery Departments.
                                                                  He is also the Chairman of Personnel and Policy Committee
                                                                  for past 12 years. From 1990 to 2001, Mr. Armstrong was the owner and operator of Video Plus in Lake Isabella, CA, a
                                                                  video sales and rentals company that specialized in retail computer hardware and software integration and had an
                                                                  in-house computer repair facility.



Ivan Ebanks                    Director and Vice       2002       In December 2001, Mr. Ebanks was appointed a Director and
                                                                  Vice President of World Wide Limited Mr. Ebanks was the
                                                                  Maintenance Manager/Property Manager of West Wind Holdings
                                                                  Ltd. since August 17, 1977. In 2000, he was promoted to
                                                                  Senior Manager/Property Manger.







     *Mr. Arni Sumarlidason, the President and a director since 1956 died on December 9, 2003. Mr. Armstrong was appointed President on December 12, 2003.

     The business address of each of the above-listed persons is the company address listed above in (a). None of the above-listed persons were convicted in a criminal proceeding in the past five years or at all. None of the above-listed persons were a party to any judicial or administrative proceedings during the past five years or at all that resulted in a judgment, decree or final order enjoining the person from future violations or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction. [Item 1004(a) and (c) through (f)]

The Company is engaging in a 1-for-100 reverse split in its ADRs. Shareholders will receive one share for each 100 shares they hold. Shareholders whose total shares of ADRs are converted into less than one share in the reverse split will receive cash payments equal to the fair value of their shares prior to the reverse split. The reverse split will result in the Company having less than 300 holders of its ADRs. In addition, the par value of the ADRs will be increased proportionately in order to maintain the current stated capital. The reverse split will otherwise have no effect on the current quotation of the Company's ADRs on the over-the-counter securities market.


Item 5. Past Contacts, Transactions, Negotiations and Agreements. [Item 1005 (a) through (c) and (e)]

(a)  Transactions:

     During the year ended January 1, 2002, the Company loaned Ivan Ebanks, a director of the Company, $250,000 for the purchase of shares. The loan is to be paid back through the dividends received on the shares over a five year period. At January 31, 2003, $200,000 was outstanding.

(b)  Significant Corporate Events:

     Not applicable

(c)  Negotiations or Contracts:

     Not applicable

(e)  Agreements involving the Company's securities:

     See Item 5(a).


Item 6. Purposes of the Transaction and Plans or Proposals. [Items 1006 (b) and
       (c)(1) through (8)]

(b)  Use of Securities Acquired:

     The securities received in the reverse split will be cancelled.

(c)  Plans:

     The Company intends to engage in a 1-for-100 reverse split of its ADRs and proportionately increase the par value of each post-split share. Shareholders with less than 100 ADR shares will be "cashed out" and will no longer be shareholders of the company. This will result in there being less than 300 holders of the Company's registered ADRs. This decrease in holders will enable the company to cease its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). The Company intends to make the appropriate filings with the SEC to terminate the registration of its ADRs and cease its reporting obligation upon the completion of the reverse split.

Item 7. Purposes, Alternatives, Reasons and Effects. [Item 1013]

(a)  Purposes:

     The Company is engaging in the 1-for-100 reverse split so that it may be in a position to terminate the registration of its class of ADRs with the SEC and cease its reporting obligations.

(b)  Alternative:

     Not Applicable

(c)  Reasons:

     The Company's ADRs are not listed on any exchange nor quoted on any national market quotation system. Further, the Company's ADRs are only thinly traded on the over-the-counter market. The Company has not engaged in any offerings of its ADRs nor used its ADRs in any material transactions. Due to the implementation of the Sarbanes-Oxley Act and the associated rules recently passed by the SEC, the Company's filing and compliance obligations have increased. These increased obligations result in increased costs to the Company. These costs are not offset by any benefits of being registered with the SEC.

(d)  Effects:

     The reverse split will have the effect of "cashing out" small shareholders of the Company. A shareholder who holds less than one share after the reverse split is effected will receive cash payments in lieu of the fractional share. To the extent holders do not receive any cash for fractional shares, such holders will not recognize gain or loss as a result of the reverse stock split. Holders who continue to hold ADRs after the reverse stock split and who receive cash in lieu of a fractional share interest as a result of the reverse stock split will be treated as having exchanged the fractional share for cash in a taxable redemption by the Company. Each holder's tax basis in the ADRs after the reverse stock split will equal such holder's tax basis in the ADRs held prior to the reverse stock split, reduced by any amount allocable to a fractional share interest for which cash is received. The holding period of ADRs held after the reverse stock split will include the holding period of the ADRs held prior to the reverse stock split. Holders who receive only cash in lieu of a fractional share interest as a result of the reverse stock split generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder's aggregate tax basis for such ADRs, which gain or loss will be long-term capital gain or loss if such ADRs were held for more than one year. The Company is not providing individual tax advice and shareholders are urged to consult their own tax advisors to fully understand the tax effects of the transaction on each holder's tax situation. In addition, the reverse split will decrease the trading market for the already thinly traded ADRs. Finally, the reverse split and the going private transaction will initially have the effect of increasing the market and par value of the ADRs. The reverse split and associated going private transaction will, however, result in lower costs to the Company with the elimination of the various reporting and other compliance obligations.

Item 8.           Fairness of the Transaction. [ Item 1014]

(a)  Fairness:

     The board of directors of the Company and each of the filing persons believe that the reverse split is fair to and in the best interests of the Company and its shareholders, including the unaffiliated shareholders who are being "cashed out".

(b)  Factors Considered in Determining Fairness:

     The board of directors of the Company and each of the filing persons considered various factors in making the determination that the reverse split was fair and in the best interests of the Company and its shareholders, including unaffiliated shareholders who will be "cashed out" in the transaction. The board of directors did not assign weights to any of the factors. The material factors that the board and the filing persons considered are:

     o the impact of the transaction on shareholders, including the fact that the ADR shares will no longer be registered with the SEC; and

     o the fair value of the shares that will be paid to those shareholders that are "cashed out" in the transactions, including the fair value to be paid compared with the current market price, historical market price and the net book value of the shares.

     The board of directors and the filing persons did not consider the going concern value or liquidation value as the Company has no intention to liquidate and will continue its business in its present form, without interruption, after the transaction.

(c)  Approval of Security Holders:

     The Company, a foreign filer, is not subject to the solicitation and proxy requirements of the U.S. securities laws, and it is not otherwise required to seek shareholder approval of the transaction. The Company voluntarily obtained shareholder approval of the going private transaction in advance of effecting the reverse split.

(d)  Unaffiliated Representative:

     In addition, the Company has not retained an unaffiliated representative to act solely on behalf of the unaffiliated shareholders in the negotiation of the terms of the reverse split.

(e)  Approval of Directors:

     The reverse split was unanimously approved by the directors of the Company.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations. [Item 1015]


     The Company has not engaged an outside party to prepare any report, opinion, or appraisal related to the reverse split including the fairness of the consideration paid to the shareholders who are being "cashed out."

Item 10. Source and Amounts of Funds or Other Consideration. [Item 1007]

(a)  Sources of Funds:

     The Company anticipates that a total amount of approximately $53,053 will be needed to compensate holders of fractional shares. The Company intends to use funds from its working capital for this purpose.

(b)  Conditions:

     Not applicable.

(c)  Expenses:

         Filing Expenses    $         4.30
         Legal Expenses             10,000
         Other Expenses*            53,053
                           ---------------
         Total              $       63,057

         *Other Expenses includes the amount needed to compensate holders of fractional shares. See Items 7(d) and 10(a).

(d)  Borrowed Funds:

     Not applicable.

Item 11. Interest in Securities of the Company. [Item 1008]

(a)  Securities Ownership:

     The table below sets forth beneficial ownership of the Company's ADRs and ordinary shares by officers, directors of the Company and persons or entities holding more than 5% of the shares outstanding as of December 15, 2003. Beneficial ownership percentages are based on total outstanding shares of 641,480 at December 15, 2003. Of that amount, 476,369 shares were ADRs. Management is not aware of any other shareholder that directly or indirectly owns in excess of 5% of these shares.



Name of Beneficial Owner                Beneficial Ownership           Percent of Outstanding Shares
---------------------------------------------------------------------------------------------------------
Estate of Arni Sumarlidason      1,332 ADRs                                        18.1%
                                 114,590 ordinary shares

Ivan Ebanks                      50,000 ordinary shares                             7.8%

H. Bradley Armstrong             32,000 ADRs                                          5%

Armstrong Family Trust           158,407 ADRs                                      24.7%

Bank of Stockton                 40,000 ADRs                                        6.2%

     None of the filing persons are fractional shareholders and no persons from that group will be "cashed out" in the reverse split.

(b)  Securities transactions:

     Not applicable

Item 12. The Solicitation or Recommendation.[Item 1012 (d) and (e)]

     Not applicable.

Item 13. Financial Information. [Item 1010]

(a)  Financial Information:

     The financial information required by this section has been incorporated by reference from Items 3 and 8 and Part III of the following filings:

          o Annual Report on Form 20-F for the Fiscal Year ended January 31, 2003 filed with the SEC on December 19, 2003; and

          o Annual Report on Form 20-F for the Fiscal Year ended January 31, 2002 filed with the SEC on March 28, 2003.

(b)  Proforma information:

     Not applicable.

(c)  Summary Information:

     Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used. [Item 1009]

(a)  Solicitations and Recommendations:

     Not applicable.

(b)  Employees and Corporate Assets:

     The Company will use its own resources and general management and employees to effect the reverse split.

Item 15. Additional Information [Item 1011(b)]

Not applicable

Item 16. Exhibits. [Item 1016(a) through (d), (f) and (g)]

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                /s/ Ivan Ebanks
                                                                ----------------
                                                                  (Signature)


                                                               Ivan Ebanks, CEO
                                                               -----------------
                                                               (Name and Title)


                                                               December 19, 2003
                                                               -----------------
                                                                    (Date)




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